SO 4/15/03

AB 4/15/03

03015770

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47280

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Talented Tenth Investments Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
676 Riverside Drive Suite 10A
(No. and Street)

New York, (City) New York (State) 10031 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Carlton Banks (212) 281-1833
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JOHN W. GREEN CPA PC
(Name – *if individual, state last, first, middle name*)

58 Tusarora Drive, Centerport, New York, 11721
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 17 2003
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
APR 04 2003
WASH. D.C.
184

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Carlton Banks, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Talented Tenth Investments Inc., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

[signature]
Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Sworn before me this:
26 Day of March, 03
Velma Smalls
Notary

VELMA SMALLS
Notary Public, State of New York
No. 01SM5017777
Qualified in New York County
Commission Expires Sept. 13, 20 05

TALENTED TENTH INVESTMENTS, INC.

REPORTED PURSUANT TO RULE 17A-5(a)

DECEMBER 31, 2002 and 2001

John W. Green, CPA PC
58 Tuscarora Drive
Centerport, NY 11721
516-390-1025

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
TALENTED TENTH INVESTMENTS, INC.
P.O. Box 606
Hamilton Grange Station
New York, New York 10031

We have audited the accompanying statement of financial condition for noncarrying, nonclearing and certain other brokers or dealers of TALENTED TENTH INVESTMENTS, INC., as of December 31, 2002 & 2001, and the related statements of operations, and changes in stockholders' equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The accompanying financial statements were prepared for the purpose of complying with the annual reporting requirements of the National Associates of Securities Dealers, and are not intended to be a presentation in conformity with generally accepted accounting principles.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TALENTED TENTH INVESTMENTS, INC.as of December 31, 2002 & 2001, and the results of operations and cash flows for the year ended in conformity with the basis of accounting described in Note 1.

The accompanying financial statements have been prepared under the assumption that the Company will continue as a going concern. As discussed in Note 4 to the financial statements, the Company has not generated operating revenue for several years resulting in losses from operations. These circumstances combined with uncertain economic conditions, create uncertainty as to the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our audit was conducted for the purpose if forming an opinion on the basis financial statements taken as a whole. The information contained on the 8 and 9 is presented for the purpose of additional analysis only, and is not required as part of the basic financial statements. However, this information is required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subject to the auditing procedures applied in the audit of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole, and in conformity with the rules of the Securities and Exchange Commission.

John W. Green, CPA PC

March 27, 2003
Centerport, New York

TALENTED TENTH INVESTMENT, INC.

Statement of Financial Condition

As of December 31, 2002 and 2001

	December 31 2,002	December 31 2001
ASSETS		
Cash	$ 28,868	$ 4,072
Investement in private placement securities	3,000	3,300
Total Assets	$ 31,868	$ 7,372
LIABILITIES AND STOCKHOLDER'S EQUITY (DEFICIT)		
LIABILITIES:		
Accrued expenses	$ 3,000	$ 2,400
Taxes payable	400	400
Loan from stockholder - subordinated	12,000	12,000
Total Liabilities	15,400	14,800
STOCKHOLDER'S EQUITY (DEFICIT):		
Common Stock; no par value 100 shares authorized, 10 shares issued and outstanding	1,000	1,000
Additional paid in capital	75,934	44,229
Accumulated deficit	(60,165)	(52,657)
Total Stockholder's Equity (Deficit)	16,769	(7,428)
Total Liabilities and Stockholders Equity (Deficit)	$ 32,169	$ 7,372

The accompanying notes are an integral part of these financial statements.

TALENTED TENTH INVESTMENT, INC.

Statement of Operations

For the Years Ended December 31, 2002 and 2001

	December 31 2002	December 31 2001
Fee Income	$ 0	$ 0
Expenses:		
Professional Fees	3000	2,400
Licensing, registration, and filing fees	2869	1,278
Insurance	369	362
State and local taxes	400	400
Bank service charges	246	50
Miscellaneous expenses	624	500
Total Expenses	7,508	4,989
Net Loss	$ (7,508)	$ (4,989)

The accompanying notes are an integral part of thes financial statements.

TALENTED TENTH INVESTMENT, INC.

Statement of Changes in Stockholder's Equity

For the Years Ended December 31, 2002 and 2001

	Total	Common Stock	Additional Paid-In Capital	Accumulated Deficit
Beginning balance - January 1, 2001	$5,318	$1,000	$51,986	($47,668)
Capital contributions for 2001	(7,757)		(7,757)	
Net loss for 2001	(4,989)			(4,989)
Ending balance - December 31, 2001	(7,428)	1,000	44,229	(52,657)
Capital contributions for 2002	31,705		31,705	
Net loss for 2002	(7,508)			(7,508)
	$ 16,769	$ 1,000	$ 75,934	$ (60,165)

The accompanying notes are an integral part of these financial statements.

TALENTED TENTH INVESTMENT, INC.

Statement of Cash Flows

For the Years Ended December 31, 2002 and 2001

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Loss	$ (7,508)	$ (4,989)
Adjustment to reconcile net loss to net cash used in operating activities:		
Changes in assets and liabilities		
Increase (Decrease) in accounts payable	596	0
Net Cash From Operating Activities	(6,912)	(4,989)
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contributions	31,705	(7,757)
Net Cash from Financing Activities	31,705	(7,757)
NET INCREASE (DECREASE) IN CASH	24,793	(12,746)
CASH BALANCE, BEGINNING OF YEAR	4,075	16,818
CASH BALANCE, END OF YEAR	$ 28,868	$ 4,072
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Federal taxes paid	$ 0	$ 0
Interest paid	$ 0	$ 0

The accompanying notes are an integral part of these financial statements.

TALENTED TENTH INVESTMENTS, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001

Note 1 - Organization and Nature of Operations

Talented Tenth, Inc. ("the Company"), was organized on July 20, 1993 in the state of New York and received its broker-dealer registration from the Securities and Exchange Commission (the "SEC") on May 11, 1994. Talented Tenth became a member of the National Assocaition of Securities Dealers, Inc. (the "NASD") on March 3, 1994. The Company's business activities are primarily related to the sale of tax sheltered investments and limited partnership interests.

The Company is a nonclearing broker based in New York City and does not carry customer accounts and does not otherwise hold funds or securities, or owe money or securities to customers. As such, the Company is exempt from SEC rule 15c3-3.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of The Company were prepared in accordance with the accounting requirements of the National Association of Securities Dealers ("NASA"), which differ somewhat from generally accepted accounting principles used by most business entities.

The NASD accounting requirements are designed to measure the net capital of the member entity. According, certain assets and liabilities are deemed "non-allowable" and are excluded from the required net capital computation.

Use of Estimates

The preparation of financial statements require management to make estimates and assumptions that effect certain reported amounts and disclosures and actual results could differ from those estimated.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements on a current basis only because the Company has no permanent or temporary Differences between book and taxable income which would generate deferred taxes. The Company has no taxable income in 2001 or 2000; therefore there is no provision for federal taxes.

TALENTED TENTH INVESTMENTS, INC.

NOTES TO THE FINANCIAL STATEMENT

December 31, 2002 and 2001

Cash and Cash Equivalents

For the purposes of the statement of cash flows, the company considers all short-term debt securities and all other investments with maturities of three months or less to be cash equivalents.

Investment in Private Placement Securities

In April of 2000, the Company purchased 300 shares of The NASDAQ Stock Market, Inc. at $11 per share in a private placement offering. The investment has been recorded at cost. The book value of the securities as of December 31, 2002 is approximately $13 per share as computed by The NASDAQ Stock Market, Inc. Under the terms of the offering, certain restrictions were placed on the sale or transfer of the stock. As of the date of these financial statements, the stock has no market and is carried as a non-allowable asset and is carried as a non-allowable asset.

Note 3 - Transactions with Related Parties

Administrative Services Agreement

Talented Tenth Investment, Inc.utilizes office space and receives administrative services from the sole stockholder. There is no written agreement between the parties and the Company was not charged for these services for the years ended December 31, 2002 and 2001.

Loan Payable to Stockholder – Subordinated

The Company borrowed $12,000 from its sole stockholder on December 15, 1998 under the subordination agreement approved by the National Association of Securities Dealers, Inc. The note is a non-interest bearing note that matures on August 14, 2002. Payments of principal on the note are prohibited unless prior authorization is received from the NASD. The note is available in computation of the net capital under the SEC'S uniform net capital rule. The accompanying financial statements contain no provision for interest expense on this loan.

TALENTED TENTH INVESTMENTS, INC.

NOTES TO THE FINANCIAL STATEMENT

December 31, 2002 and 2001

Note 4 – Going Concern

The Company has not earned any revenue from operations in the past several years and is dependent upon loans and capital contributions from the sole stockholder to meet operating expenses. These factors as well as the uncertain economic conditions facing the brokerage industry create uncertainty as to the Company's ability to continue as a going concern. Management is developing a plan, which, if successful, will bring operating revenue to the Company. The ability of the Company to continue is dependent upon the success of this plan. These financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

Note 5 – Violation of Minimum Capital Requirements

As of December 31, 2001, The Company's net capital was below the minimum required by the SEC uniform net capital rule 15c3-1.

TALENTED TENTH INVESTMENT, INC.

Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1

As of December 31, 2002 and 2001

COMPUTATION OF NET CAPITAL

NET CAPITAL		**2001**
STOCKHOLDER'S EQUITY (DEFICIT)	$ 16,769	$ (4,628)
Less: assets non-allowable in computation of net capital		0
Add: liabilities subordinated to claims of general creditors allowable in computation of net capital	12,000	12,000
TOTAL CAPITAL AND ALLOWABLE SUBORDINATED LIABILITIES	28,769	7,372
LESS: HAIRCUTS ON SECURITY POSITIONS	0	0
LESS: NONALLOWABLE ASSETS	(3,300)	(3,300)
NET CAPITAL	$ 25,469	$ 4,072

COMPUTATION OF MINIMUM NET CAPITAL

Minimum Net Capital, greater of one-fifteenth of aggregate indebtedness or $5,000	$ 5,000	$ 5,000
NET CAPITAL SURPLUS (DEFICIENCY)	$ 20,469	$ (928)
AGGREGATE INDEBTEDNESS		
Accrued expenses	$ 3,000	$ 2,400
Taxes payable	400	400
	$ 3,400	$ 2,800
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.17 to 1	.68 to 1

The accompanying notes are an integral part of these financial statements.

John W. Green, CPA PC
58 Tuscarora Drive
Centerport, NY 11721
516-390-1025

To the Board of Directors
Talented Tenth Investment, Inc.

In planning and performing our audit of the financial statements of Talented Tenth Investment, Inc. for the year ended December 31, 2002 we considered the Company's internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements (statutory basis) and not to provide assurance on internal control. Our consideration of internal control would not necessarily disclose all matters in the internal controls that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material to the financial statements (statutory basis) being audited may occur and not be detected within a timely period by employees in their normal course of performing their assigned tasks. However, we noted no matters that we consider to be material weaknesses as defined above.

This letter is intended solely for the information and use of the Board of Directors and Management of Talented Tenth Investment, Inc. and the National Association of Securities Dealers. It is not intended, and should not be used, by anyone other than those specified parties.

March 27, 2003
Centerport, NY

TALENTED TENTH INVESTMENTS, INC.

REPORTED PURSUANT TO
RULE 17A-5(a)

DECEMBER 31, 2002 and 2001

John W. Green, CPA PC
58 Tuscarora Drive
Centerport, NY 11721
516-390-1025

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
TALENTED TENTH INVESTMENTS, INC.
P.O. Box 606
Hamilton Grange Station
New York, New York 10031

We have audited the accompanying statement of financial condition for noncarrying, nonclearing and certain other brokers or dealers of TALENTED TENTH INVESTMENTS, INC., as of December 31, 2002 & 2001, and the related statements of operations, and changes in stockholders' equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The accompanying financial statements were prepared for the purpose of complying with the annual reporting requirements of the National Associates of Securities Dealers, and are not intended to be a presentation in conformity with generally accepted accounting principles.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TALENTED TENTH INVESTMENTS, INC.as of December 31, 2002 & 2001, and the results of operations and cash flows for the year ended in conformity with the basis of accounting described in Note 1.

TALANTED TENTH INVESTMENT, INC.
Independent Auditors Report
Page 2

The accompanying financial statements have been prepared under the assumption that the Company will continue as a going concern. As discussed in Note 4 to the financial statements, the Company has not generated operating revenue for several years resulting in losses from operations. These circumstances combined with uncertain economic conditions, create uncertainty as to the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our audit was conducted for the purpose if forming an opinion on the basis financial statements taken as a whole. The information contained on the 8 and 9 is presented for the purpose of additional analysis only, and is not required as part of the basic financial statements. However, this information is required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subject to the auditing procedures applied in the audit of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole, and in conformity with the rules of the Securities and Exchange Commission.

John W. Deen, CPA PC

March 27, 2003
Centerport, New York

TALENTED TENTH INVESTMENT, INC.

Statement of Financial Condition

As of December 31, 2002 and 2001

	December 31 2,002	December 31 2001
ASSETS		
Cash	$ 28,868	$ 4,072
Investement in private placement securities	3,000	3,300
Total Assets	$ 31,868	$ 7,372
LIABILITIES AND STOCKHOLDER'S EQUITY (DEFICIT)		
LIABILITIES:		
Accrued expenses	$ 3,000	$ 2,400
Taxes payable	400	400
Loan from stockholder - subordinated	12,000	12,000
Total Liabilities	15,400	14,800
STOCKHOLDER'S EQUITY (DEFICIT):		
Common Stock; no par value 100 shares authorized, 10 shares issued and outstanding	1,000	1,000
Additional paid in capital	75,934	44,229
Accumulated deficit	(60,165)	(52,657)
Total Stockholder's Equity (Deficit)	16,769	(7,428)
Total Liabilities and Stockholders Equity (Deficit)	$ 32,169	$ 7,372

The accompanying notes are an integral part of these financial statements.

TALENTED TENTH INVESTMENT, INC.

Statement of Operations

For the Years Ended December 31, 2002 and 2001

		December 31	
		2002	2001
Fee Income	$	0	$ 0
Expenses:			
Professional Fees		3000	2,400
Licensing, registration, and filing fees		2869	1,278
Insurance		369	362
State and local taxes		400	400
Bank service charges		246	50
Miscellaneous expenses		624	500
Total Expenses		7,508	4,989
Net Loss	$	(7,508)	$ (4,989)

The accompanying notes are an integral part of thes financial statements.

TALENTED TENTH INVESTMENT, INC.

Statement of Changes in Stockholder's Equity

For the Years Ended December 31, 2002 and 2001

	Total	Common Stock	Additional Paid-In Capital	Accumulated Deficit
Beginning balance - January 1, 2001	$5,318	$1,000	$51,986	($47,668)
Capital contributions for 2001	(7,757)		(7,757)	
Net loss for 2001	(4,989)			(4,989)
Ending balance - December 31, 2001	(7,428)	1,000	44,229	(52,657)
Capital contributions for 2002	31,705		31,705	
Net loss for 2002	(7,508)			(7,508)
	$ 16,769	$ 1,000	$ 75,934	$ (60,165)

The accompanying notes are an integral part of these financial statements.

TALENTED TENTH INVESTMENT, INC.

Statement of Cash Flows

For the Years Ended December 31, 2002 and 2001

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Loss	$ (7,508)	$ (4,989)
Adjustment to reconcile net loss to net cash used in operating activities:		
Changes in assets and liabilities		
Increase (Decrease) in accounts payable	596	0
Net Cash From Operating Activities	(6,912)	(4,989)
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contributions	31,705	(7,757)
Net Cash from Financing Activities	31,705	(7,757)
NET INCREASE (DECREASE) IN CASH	24,793	(12,746)
CASH BALANCE, BEGINNING OF YEAR	4,075	16,818
CASH BALANCE, END OF YEAR	$ 28,868	$ 4,072
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Federal taxes paid	$ 0	$ 0
Interest paid	$ 0	$ 0

The accompanying notes are an integral part of these financial statements.

TALENTED TENTH INVESTMENTS, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001

Note 1 - Organization and Nature of Operations

Talented Tenth, Inc. ("the Company"), was organized on July 20' 1993 in the state of New York and received its broker-dealer registration from the Securities and Exchange Commission (the "SEC") on May 11, 1994. Talented Tenth became a member of the National Assocaition of Securities Dealers, Inc. (the "NASD") on March 3, 1994. The Company's business activities are primarily related to the sale of tax sheltered investments and limited partnership interests.

The Company is a nonclearing broker based in New York City and does not carry customer accounts and does not otherwise hold funds or securities, or owe money or securities to customers. As such, the Company is exempt from SEC rule 15c3-3.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of The Company were prepared in accordance with the accounting requirements of the National Association of Securities Dealers ("NASA"), which differ somewhat from generally accepted accounting principles used by most business entities.

The NASD accounting requirements are designed to measure the net capital of the member entity. According, certain assets and liabilities are deemed "non-allowable" and are excluded from the required net capital computation.

Use of Estimates

The preparation of financial statements require management to make estimates and assumptions that effect certain reported amounts and disclosures and actual results could differ from those estimated.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements on a current basis only because the Company has no permanent or temporary Differences between book and taxable income which would generate deferred taxes. The Company has no taxable income in 2001 or 2000; therefore there is no provision for federal taxes.

TALENTED TENTH INVESTMENTS, INC.

NOTES TO THE FINANCIAL STATEMENT

December 31, 2002 and 2001

Cash and Cash Equivalents

For the purposes of the statement of cash flows, the company considers all short-term debt securities and all other investments with maturities of three months or less to be cash equivalents.

Investment in Private Placement Securities

In April of 2000, the Company purchased 300 shares of The NASDAQ Stock Market, Inc. at $11 per share in a private placement offering. The investment has been recorded at cost. The book value of the securities as of December 31, 2002 is approximately $13 per share as computed by The NASDAQ Stock Market, Inc. Under the terms of the offering, certain restrictions were placed on the sale or transfer of the stock. As of the date of these financial statements, the stock has no market and is carried as a non-allowable asset and is carried as a non-allowable asset.

Note 3 - Transactions with Related Parties

Administrative Services Agreement

Talented Tenth Investment, Inc.utilizes office space and receives administrative services from the sole stockholder. There is no written agreement between the parties and the Company was not charged for these services for the years ended December 31, 2002 and 2001.

Loan Payable to Stockholder – Subordinated

The Company borrowed $12,000 from its sole stockholder on December 15, 1998 under the subordination agreement approved by the National Association of Securities Dealers, Inc. The note is a non-interest bearing note that matures on August 14, 2002. Payments of principal on the note are prohibited unless prior authorization is received from the NASD. The note is available in computation of the net capital under the SEC'S uniform net capital rule. The accompanying financial statements contain no provision for interest expense on this loan.

TALENTED TENTH INVESTMENTS, INC.

NOTES TO THE FINANCIAL STATEMENT

December 31, 2002 and 2001

Note 4 – Going Concern

The Company has not earned any revenue from operations in the past several years and is dependent upon loans and capital contributions from the sole stockholder to meet operating expenses. These factors as well as the uncertain economic conditions facing the brokerage industry create uncertainty as to the Company's ability to continue as a going concern. Management is developing a plan, which, if successful, will bring operating revenue to the Company. The ability of the Company to continue is dependent upon the success of this plan. These financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

Note 5 – Violation of Minimum Capital Requirements

As of December 31, 2001, The Company's net capital was below the minimum required by the SEC uniform net capital rule 15c3-1.

TALENTED TENTH INVESTMENT, INC.

Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1

As of December 31, 2002 and 2001

COMPUTATION OF NET CAPITAL

		2001
NET CAPITAL		
STOCKHOLDER'S EQUITY (DEFICIT)	$ 16,769	$ (4,628)
Less: assets non-allowable in computation of net capital		0
Add: liabilities subordinated to claims of general creditiors allowable in computation of net capital	12,000	12,000
TOTAL CAPITAL AND ALLOWABLE SUBORDINATED LIABILITIES	28,769	7,372
LESS: HAIRCUTS ON SECURITY POSITIONS	0	0
LESS: NONALLOWABLE ASSETS	(3,300)	(3,300)
NET CAPITAL	$ 25,469	$ 4,072

COMPUTATION OF MINIMUM NET CAPITAL

Minimum Net Capital, greater of one-fifteenth of aggregate indebtedness or $5,000	$ 5,000	$ 5,000
NET CAPITAL SURPLUS (DEFICIENCY)	$ 20,469	$ (928)
AGGREGATE INDEBTEDNESS		
Accrued expenses	$ 3,000	$ 2,400
Taxes payable	400	400
	$ 3,400	$ 2,800
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.17 to 1	.68 to 1

The accompanying notes are an integral part of these financial statements.

John W. Green, CPA PC
58 Tuscarora Drive
Centerport, NY 11721
516-390-1025

To the Board of Directors
Talented Tenth Investment, Inc.

In planning and performing our audit of the financial statements of Talented Tenth Investment, Inc. for the year ended December 31, 2002 we considered the Company's internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements (statutory basis) and not to provide assurance on internal control. Our consideration of internal control would not necessarily disclose all matters in the internal controls that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material to the financial statements (statutory basis) being audited may occur and not be detected within a timely period by employees in their normal course of performing their assigned tasks. However, we noted no matters that we consider to be material weaknesses as defined above.

This letter is intended solely for the information and use of the Board of Directors and Management of Talented Tenth Investment, Inc. and the National Association of Securities Dealers. It is not intended, and should not be used, by anyone other than those specified parties.

March 27, 2003
Centerport, NY